Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300, 200 Granville Street
Vancouver, British Columbia
V6C 1S4

Item 2.	Date of Material Change

December 20, 2010

Item 3.	News Release

A press release announcing the material change referred to in this report was disseminated by Marketwire on December 20, 2010 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On December 20, 2010, NovaGold announced its intention to make a takeover offer for Copper Canyon Resources Ltd.

Item 5.	Full Description of Material Change

On December 20, 2010, NovaGold announced that it intends to make an offer to acquire all of the outstanding shares of Copper Canyon Resources Ltd. (“Copper Canyon”) (TSX-V: CPY), a junior exploration company, on the basis of 0.0425 of a NovaGold common share for each one Copper Canyon common share. The offer represents a 41.8% premium based on the closing price of Copper Canyon common shares and NovaGold common shares on the TSX-V and TSX, respectively, on December 17, 2010. Based on public disclosure, there are approximately 57.4 million Copper Canyon common shares outstanding on a fully diluted basis, valuing the acquisition at approximately C$34.1 million.

Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper- gold-silver property that is adjacent to the Galore Creek project, owned equally by NovaGold and Teck Resources Limited. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property.

The offer will be made by way of a formal offer and takeover bid circular to be mailed to shareholders of Copper Canyon and will be subject to various conditions, including receipt of all required regulatory approvals, termination or waiver of Copper Canyon’s shareholder rights plan and not less than 662⅔% of the Copper Canyon shares being deposited under the offer and not withdrawn. Further details concerning the offer will be included in the formal offer and takeover bid circular.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders, Vice President Finance & Interim CFO
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

December 23, 2010